Münchener Rück
Munich Re Group

RECEIVED

2007 FEB 21 P 12:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

07021233

SUPPL

Central Division Group Legal
Queries to Mr. Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 6 February 2007
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Dear Ms. Cascio,

Ref.: Renewal / Winter Storm Kyrill / Important Dates 2007/2008

Enclosed you will find copies of Munich Re's press releases about Renewal of property-casualty treaty reinsurance business from 30 January 2007 and about the Winter Storm Kyrill from 26 January 2007. In addition to that we send you a preview of important dates 2007 and 2008.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

ppa. [signature] i.V. Mörlein

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 30 January 2007

Renewal of property-casualty treaty reinsurance business at 1 January 2007: Munich Re resolutely adheres to risk-adequate prices, terms and conditions Core business reinsurance with continued high profit potential

At 1 January 2007, Munich Re renewed about two thirds of its property-casualty treaty business (i.e. excluding facultative reinsurance), which corresponds to a premium volume of around €9bn. The prices, terms and conditions negotiated on the reinsurance treaties were again in line with the risks.

"We are satisfied with the outcome of renewals at 1 January. All in all, the price level is attractive and commensurate with the risks. However, competition is tougher. For the market, this was not a renewal for profitable growth," commented Board member Torsten Jeworrek.

Munich Re acquired some €850m of new business with good profit potential. By contrast, where prices had come under pressure, it reduced exposures, decreased its share or, where they were inadequate, withdrew completely. Ultimately, written premium as at 1 January 2007 is expected to be approximately €300m (3%) lower than at 1 January 2006. The price evolution varied by line of business and region, rates for the renewed portfolio being slightly lower overall, whilst profitability levels remained good.

The share of non-proportional business in the renewed portfolio increased to 23% (21% in the previous year). Property, which is relatively short-tailed, accounted for 42% (38%) of renewed business and casualty for 41% (44%). Torsten Jeworrek: "This portfolio mix reflects current market conditions."

Varied trends in individual branches and regions

Despite the relatively quiet hurricane season in the Atlantic, prices for US hurricane-exposed business have risen significantly and are on a par with price levels at 1 July 2006 renewals. Major multinational treaty renewals went very well in property and casualty business, prices, terms and conditions remaining stable. There was further growth in attractive agricultural business.

Munich Re removed capacity from the market if prices, terms and conditions were not adequate, giving up, for example, considerable shares of French and German motor business and international aviation fleet business. It also terminated unprofitable proportional treaties in the highly competitive Chinese market.

Retrocessions

Substantially less capacity was available in the international retrocession markets than in previous years, resulting in considerable price increases. Thanks to its strong capital base, Munich Re followed its course of purchasing retrocession for risk management only if it creates value. Accordingly, it retroceded considerably less business than in the past.

Outlook

Globally, the reinsurers' capital base has improved whilst competition is growing more intense. Prices are nevertheless at a profitable level on the whole. However, the effects of keener competition are likely to be evident at the other 2007 renewals (1 April: Japan and Korea; 1 July: parts of the US market; Australia and the Latin American markets). Torsten Jeworrek: "There is no alternative to risk-adequate prices, terms and conditions. Winter Storm Kyrill was a clear demonstration of the growing threat of the natural hazards risk and rising loss potentials. We believe that higher demands on risk management and capital resources and continued low interest rate levels will help to maintain market discipline on the whole."

Munich Re will report on the renewals in detail at its balance sheet press conference on 28 February.

The **Munich Re Group** operates worldwide, turning risk into value. In the business year 2005, it achieved a profit of €2,743m, the highest in its 126-year corporate history. In 2005, its premium income amounted to approximately €38bn and its investments to around €177bn. The Group is characterised by particularly pronounced diversification. It has approximately 38,000 employees in over 50 countries throughout the world and operates in all lines of insurance. With premium income of around €22bn in the year 2005 from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group; it is the second-largest provider in the German primary insurance market and a leading player in the European insurance market in health insurance and healthcare services as well as legal expenses cover.

Note for editorial departments:
In case of enquiries, please contact Anke Rosumek at +49 (89) 38 91-23 38.

Munich, 30 January 2007

Münchener Rückversicherungs-Gesellschaft
signed Dr. Jeworrek signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Münchener Rück
Munich Re Group

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 26 January 2007

Munich Re Group: Pre-tax burden from Winter Storm Kyrill up to the order of €600m
Insured market loss estimated at €5–7bn

On the basis of current estimates, the Munich Re Group, including the primary insurance subsidiary ERGO, reckons with a pre-tax loss burden from Winter Storm Kyrill (18/19 January) up to the order of €600m.

Munich Re estimates the overall insured market loss at €5–7bn, which represents a preliminary assessment on the basis of several methods of estimation. On account of the extremely large number of small and mid-sized losses still to be evaluated, establishing the definitive loss amount requires considerable effort and will still take some time. For this reason, any forecasts regarding the losses to be expected from the winter storm continue to be a matter of considerable uncertainty at this time.

The country hit worst by the winter storm was Germany, but there were also high losses in the United Kingdom, the Benelux countries, Austria, Poland, the Czech Republic, and to a lesser degree Switzerland. The expected loss burden as a whole therefore reflects Munich Re's large share of the reinsurance and primary insurance market in Germany, its home market.

The biggest individual loss for Munich Re was the container ship MSC Napoli, which went aground off the south coast of England. This loss is likely to be in the low-to-medium two-digit million range.

Winter Storm Kyrill crossed large parts of Europe at wind speeds far exceeding 100 km/h on a widespread scale and peaks of over 200 km/h. Owing to the size of the area affected and the duration of the storm — with gale-force winds prevailing for more than 24 hours in some places — Kyrill caused numerous losses over a wide area.

Board member Torsten Jeworrek: "Kyrill is a further illustration of the high loss potential from winter storms in Europe. The storm losses were within the range to be expected on the basis of our risk models. The increasing risk from winter storms in the wake of climate change is something the insurance industry must always consider prospectively in its calculations."

The **Munich Re Group** operates worldwide, turning risk into value. In the business year 2005, it achieved a profit of €2,743m, the highest in its 126-year corporate history. In 2005, its

premium income amounted to approximately €38bn and its investments to around €177bn. The Group is characterised by particularly pronounced diversification. It has approximately 38,000 employees in over 50 countries throughout the world and operates in all lines of insurance. With premium income of around €22bn in the year 2005 from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group, the second-largest provider in the German primary insurance market and a leading player in several other European insurance markets both in health insurance and legal expenses cover.

Disclaimer
This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Michael Able on +49 (89) 38 91-29 34.

Munich, 26 January 2007

Münchener Rückversicherungs–Gesellschaft
signed Dr. Jeworrek signed Küppers

PREVIEW OF IMPORTANT DATES

Date	Appointment
28 February 2007	Balance sheet press conference for 2006 financial statements Conference call with analysts and investors
20 March 2007	Annual Report 2006
26 April 2007	Annual General Meeting ICM — International Congress Center Munich, exhibition center, München-Riem
27 April 2007	Dividend payment
4 May 2007	Interim report as at 31 March 2007 Analysts' conference, Munich European Embedded Value as at 31 December 2006
6 August 2007	Interim report as at 30 June 2007
5 November 2007	Interim report as at 30 September 2007
12 March 2008	Balance sheet press conference for 2007 financial statements.
17 April 2008	Annual General Meeting
8 May 2008	Interim report as at 31 March 2008
7 August 2008	Interim report as at 30 June 2008
6 November 2008	Interim report as at 30 September 2008

END